Kenneth R. Koch| 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

May 4, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Courtney Lindsay

Re:	DropCar, Inc.
Registration Statement on Form S-3
Filed April 16, 2018
File No. 333-224300

Dear Mr. Lindsay,

We are submitting this letter on behalf of DropCar, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received telephonically on April 30, 2018 (the “Comment Letter”) from the Commission, relating to the above-referenced registration statement on Form S-3 of the Company initially filed with the Commission on April 16, 2018 (the “Registration Statement”).

For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter. This letter is being filed with the Commission with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Any capitalized terms used herein, but not defined shall have the meanings ascribed to them in the Amended Registration Statement. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. Page numbers referred to in this response reference the applicable pages of the Amended Registration Statement.

Comment 1:

We note that you are registering 150% of the common shares issuable upon the conversion of certain Series H-4 convertible preferred stock and 150% of the common shares issuable upon the exercise of certain H-4 warrants.  Please discuss any adjustment formula that may be used in determining how many common shares to issue upon the conversion of the referenced convertible preferred stock and warrants.  Revise your Risk Factors section to reflect the impact that higher adjustments may have on the company’s common stock.

Response 1:

In response to the Staff’s comment, the Company has revised the Amended Registration Statement to include (i) disclosure of the adjustment formula under the heading “Recent Events – Series H-4 Warrants” that appears on page 3 and (ii) a risk factor reflecting the impact that higher adjustments may have on the Company’s common stock under the heading “Risk Factors” that appears on page 16.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

United States Securities and Exchange Commission

May 4, 2018

* * * * *

We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6768 or krkoch@mintz.com with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,
/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	DropCar, Inc.
Spencer Richardson, Chief Executive Officer